FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 15, 2019

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

National Westminster Bank Plc 15 February 2019

Annual Report and Accounts 2018

A copy of the Annual Report and Accounts 2018 for National Westminster Bank Plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM. The document will be available on The Royal Bank of Scotland Group plc's website at www.rbs.com/reports

For further information, please contact:- RBS Media Relations
+44 (0) 131 523 4205

Investor relations Matt Waymark Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2018 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2018.

Risk factors

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected and either directly or indirectly impact the value of its securities in issue.

These risk factors are broadly categorised and should be read in conjunction with the forward looking statements section, the strategic report and the capital and risk management section of this annual report and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Operational and IT resilience risk
The Group is subject to increasingly sophisticated and frequent cyberattacks.
The Group is experiencing continued cyberattacks across the entire Group, with an emerging trend of attacks against the Group's supply chain, re-enforcing the importance of due diligence and close working with the third parties on which the Group relies. The Group is reliant on technology, which is vulnerable to attacks, with cyberattacks increasing in terms of frequency, sophistication, impact and severity.  As cyberattacks evolve and become more sophisticated, the Group will be required to invest additional resources to upgrade the security of its systems. In 2018, the Group was subjected to a small but increasing number of Distributed Denial of Service ('DDOS') attacks, which are a pervasive and significant threat to the global financial services industry.  The Group fully mitigated the impact of these attacks whilst sustaining full availability of services for its customers. Hostile attempts are made by third parties to gain access to and introduce malware (including ransomware) into the Group's IT systems, and to exploit vulnerabilities. The Group has information security controls in place, which are subject to review on a continuing basis, but there can be no assurance that such measures will prevent all DDOS attacks or other cyberattacks in the future.  See also, 'The Group's operations are highly dependent on its IT systems'.

Any failure in the Group's cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed, or may affect the Group's ability to retain and attract customers. Regulators in the UK, US and Europe continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to the Group's systems to disclose sensitive information in order to gain access to the Group's data or that of the Group's customers or employees. Cybersecurity and information security events can derive from human error, fraud or malice on the part of the Group's employees or third parties, including third party providers, or may result from accidental technological failure.

In accordance with the EU General Data Protection Regulation ('GDPR'), the Group is required to ensure it timely implements appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the Group, its customers and its employees. In order to meet this requirement, the Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts and a failure to monitor and manage data in accordance with the GDPR requirements may result in financial losses, regulatory fines and investigations and associated reputational damage. In addition, whilst the Group takes appropriate measures to prevent, detect and minimise attacks, the Group's systems, and those of third party providers, are subject to frequent cyberattacks.

The Group expects greater regulatory engagement, supervision and enforcement in relation to its overall resilience to withstand IT systems and related disruption, either through a cyberattack or some other disruptive event. However, due to the Group's reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material impact on the Group.

Operational risks are inherent in the Group's businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. As at 31 December 2018, the Group offered a diverse range of products and services supported by 55,400 employees; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors. These risks are also present when the Group relies on outside suppliers or vendors to provide services to it or its customers, as is increasingly the case as the Group implements new technologies, innovates and responds to regulatory and market changes.

Operational risks continue to be heightened as a result of the RBS Group's current cost-reduction measures and conditions affecting the financial services industry generally (including Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. This may place significant pressure on the Group's ability to maintain effective internal controls and governance frameworks. In particular, new governance frameworks have recently been put into place throughout the RBS Group for certain RBS Group entities (including the Group) and certain stand-alone market-facing capabilities have been established for the Group and Group entities, due to the implementation of the UK ring-fencing regime and the resulting legal entity structure. See also, 'The Group, including the Bank, is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime'. The Group is also dependent on the RBS Group for certain shared critical services. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business.

Although the Group has implemented risk controls and loss mitigation actions, and significant resources and planning have been devoted to mitigate operational risk, there is uncertainty as to whether such actions will be effective in controlling each of the operational risks faced by the Group.

The Group's operations are highly dependent on its IT systems.
The Group's operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between their branches and main data processing centres, are critical to the Group's operations.

Individually or collectively, any critical system failure, prolonged loss of service availability or material breach of data security could cause serious damage to the Group's ability to provide services to its customers, which could result in significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations), or a breach of applicable regulations. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group's reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as the Group continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2018, the Group upgraded its IT systems and technology and expects to continue to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration to the Cloud) to make them more cost-effective, improve controls and procedures, strengthen cyber security, enhance digital services provided to its customers and improve its competitive position. Should such investment and rationalisation initiatives fail to achieve the expected results or prove to be insufficient due to cost challenges or otherwise, this could negatively affect the Group's operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting the Group's financial position.

The Group, including the Bank, is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime.
The UK ring-fencing regime came into force on 1 January 2019. As part of the transition to become compliant with the UK ring-fencing regime, the Bank has established stand-alone market-facing capabilities for derivatives, foreign exchange and fixed income, in order to manage funding and market risk in the Group. The Bank is now a direct member of GBP and EUR payment systems and a direct member of the London Clearing House and the Continuous Linked Settlement. The Group's ongoing compliance with the UK ring-fencing regime may entail significant costs, and may also impose significant operational, legal and execution risk in the Group's day-to-day activities.

In addition, the implementation of the UK ring-fencing regime may impact the Group's treasury operations, including internal and external funding arrangements and the Group's funding strategy as certain Group entities, including the Bank, will be required to access the debt capital markets as new stand-alone entities which may entail increased execution risk for the Group's funding plan and may increase the cost of funding for certain Group entities, including the Bank.

The Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
The Group's current and future success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees, in a highly competitive labour market and under internal cost reduction pressures. This entails risk, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as the RBS Group, which may have an adverse effect on the Group's ability to hire, retain and engage well-qualified employees. The market for skilled personnel is increasingly competitive, especially for technology-focussed roles, thereby raising the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Many of the Group's employees in the UK, Republic of Ireland and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group in maintaining good employee relations. Any failure to do so could impact the Group's ability to operate its business effectively.

A failure in the Group's risk management framework could adversely affect the Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of the Group's activities and includes the definition and monitoring of the Group's risk appetite and reporting on its risk exposure and the potential impact thereof on its financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact the Group's reputation or its relationship with its customers, shareholders or other stakeholders.

The Group's operations are inherently exposed to conduct risks. These include business decisions, actions or incentives that are not responsive to or aligned with the Group's customers' needs or do not reflect the Group's customer-focussed strategy, ineffective product management, unethical or inappropriate use of data, outsourcing of customer service and product delivery, the possibility of alleged mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. The Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the Group.

The Group is seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate the Group from future instances of misconduct and no assurance can be given that the Group's strategy and control framework will be effective. Any failure in the Group's risk management framework could negatively affect the Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for their customers, employees and wider stakeholders.

The Group's operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of the Group arising from an actual or perceived failure to meet stakeholder expectations due to any events, behaviour, action or inaction by the Group, its employees or those with whom the Group is associated. This includes brand damage, which may be detrimental to the Group's business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect the Group's ability attract and retain customers. In particular, the Group's ability to attract and retain customers (and, in particular, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, the Group's financial performance, IT systems failures or cyberattacks, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Economic and political risk
Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group.
Following the EU Referendum in June 2016, and pursuant to the exit process triggered under Article 50 of the Treaty on European Union in March 2017, the UK is scheduled to leave the EU on 29 March 2019. The terms of a Brexit withdrawal agreement negotiated by the UK Government were decisively voted against by Parliament on 15 January 2019. The UK Government and Parliament are currently actively engaged in seeking to determine the terms of this departure, including any transition period, and the resulting economic, trading and legal relationships with both the EU and other counterparties currently remain unclear and subject to significant uncertainty.

As it currently stands, EU membership and all associated treaties will cease to apply at 23:00 on 29 March 2019, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst the UK, other EU member states and the European Commission to extend the negotiation period.

The direct and indirect effects of the UK's exit from the EU and the European Economic Area ('EEA') are expected to affect many aspects of the Group's business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments. See also 'The Group faces increased political and economic risks and uncertainty in the UK and global markets'.

The longer term effects of Brexit on the RBS Group's operating environment are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in, or be exacerbated by, periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Significant uncertainty exists as to the respective legal and regulatory arrangements under which the Group and its subsidiaries will operate when the UK is no longer a member of the EU (see 'The RBS Group is in the process of seeking requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU'. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the Group's operations or legal entity structure, including attendant restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact the Group's profitability, competitive position, viability, business model and product offering.

The RBS Group is seeking the requisite permissions to implement its plans for continuity of business impacted by the UK's departure from the EU.
The RBS Group is implementing plans designed to continue its ability to clear euro payments and minimise the impact on the Group's ability to serve non-UK EEA customers in the event that there is an immediate loss of access to the European Single Market on 29 March 2019 (or any alternative date) with no alternative arrangement for continuation of such activities under current rules (also known as 'Hard Brexit').

To ensure continued ability to clear Euro denominated payments, the RBS Group is finalising a third-country licence for the Frankfurt branch of the Bank. In addition, the RBS Group is working to satisfy the conditions of the Deutsche Bundesbank (DBB) for access to TARGET2 clearing and settlement mechanisms. Satisfying these DBB conditions, which include a country legal opinion, and accessing SEPA, Euro 1 and TARGET2 will allow the RBS Group (through the Bank's Frankfurt branch) to continue to clear cross-border payments in euros. The capacity to process these euro payments is a fundamental requirement for the daily operations and customers of all Group franchises, including PBB and CPB. The value of such payments is typically in excess of €50 billion in any one day with more than 300,000 transactions.  This capacity is also critical for management of the RBS Group's euro-denominated central bank cash balances of around €23 billion. NatWest Markets Plc ('NWM Plc') will use the Bank's Frankfurt branch to clear its euro payments and has also applied for a third country license to maintain liquidity management and product settlement arrangements.

A draft license has recently been issued for NWB Frankfurt branch which the Group intends to finalise imminently. Once in place, the third country licence branch approvals would each become effective when the UK leaves the EU and the current passporting arrangements cease to apply.  The RBS Group expects to have received the requisite third country licenses and access to SEPA, Euro 1 and TARGET2 ahead of the UK's departure from the EU. However, given the quantum of affected payments and lack of short term contingency arrangements, in the event that such euro clearing capabilities were not in place in time for a Hard Brexit or as required in the future, it could have a material impact on the RBS Group and the Group and its customers.

Additionally, to continue serving most of the RBS Group's EEA customers, the RBS Group has repurposed the banking licence of its Dutch subsidiary, NatWest Markets N.V. ('NWM NV').  As announced on 6 December 2018, the RBS Group has requested court permission for a FSMA transfer scheme to replicate the master trade documentation for NWM Plc's non-UK EEA customers and to transfer certain existing transactions from NWM Plc to NWM NV.  Other transactions are expected to be transferred to NWM NV during 2019 (for example, certain transactions with Corporate and Sovereign customers and larger EEA customers from NWM Plc, and certain Western European corporate business from National Westminster Bank Plc). The volume and pace of business transfers to NWM NV will depend on the terms and circumstances of the UK's exit from the EU, as well as the specific contractual terms of the affected products.

These changes to the Group's operating model are costly and require further changes to its business operations and customer engagement. The regulatory permissions from the Dutch and German authorities will be conditional in nature and will require on-going compliance with certain conditions including maintaining minimum capital level and deposit balances as well as a defined local physical presence going forward, and may be subject to change in the future. Maintaining these permissions and the RBS Group's access to the euro payment infrastructure will be fundamental to its business going forward and further changes to the Group's business operations may be required.

The Group faces increased political and economic risks and uncertainty in the UK and global markets.
In the UK, significant economic and political uncertainty surrounds the terms of and timing of Brexit. (See also, 'Uncertainties surrounding the UK's withdrawal from the European Union may adversely affect the Group'). In addition, were there to be a change of UK Government as a result of a general election, the Group may face new risks as a result of a change in government policy, including more direct intervention by the UK government in financial markets, the regulation and ownership of public companies and the extent to which the government exercises its rights as a shareholder of the RBS Group. This could affect, in particular, the structure, strategy and operations of the RBS Group (including the Group) and may negatively impact the Group's operational performance and financial results.

The Group faces additional political uncertainty as to how the Scottish parliamentary process (including, as a result of any second Scottish independence referendum) may impact the Group. RBSG and a number of other RBS Group entities are headquartered and incorporated in Scotland. Any changes to Scotland's relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries operate, and may require further changes to the RBS Group's (including the Group's structure), independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact the Group.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group's businesses and its customers and counterparties, thereby affecting its financial performance.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: trade barriers and the increased possibility of trade wars, widespread political instability, an extended period of low inflation and low interest rates, and global regional variations in the impact and responses to these factors. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone, China or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that the Group serves, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could impact the Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and the Group's customers and their banking needs).

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of the Group.

Continued low interest rates have significantly affected and will continue to affect the Group's business and results.
Interest rate risk is significant for the Group, as monetary policy has been accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the direction of interest rates and pace of change, as set by the Bank of England. Continued sustained low or negative interest rates could put pressure on the Group's interest margins and adversely affect the Group's profitability and prospects. In addition, a continued period of low interest rates and flat yield curves has affected and may continue to affect the Group's interest rate margin realised between lending and borrowing costs.

Conversely, while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, and falling property prices in the markets in which the Group operates.

The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy
The risks associated with climate change are subject to rapidly increasing prudential and regulatory, political and societal focus, both in the UK and internationally. Embedding climate risk into the Group's risk framework in line with expected regulatory expectations, and adapting the Group's operation and business strategy to address both the risks of climate change and the transition to a low carbon economy are likely to have a significant impact on the Group.

Multilateral and UK Government undertakings to limit increases in carbon emissions in the near and medium term will require widespread levels of adjustment across all sectors of the economy, with some sectors such as property, energy, infrastructure (including transport) and agriculture likely to be particularly impacted. The nature and timing of the far-reaching commercial, technological and regulatory changes that this transition will entail are currently uncertain but the impact of such changes may be disruptive, especially if such changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Furthermore, the nature and timing of the manifestation of the physical risks of climate change (which include more extreme specific weather events such as flooding and heat waves and longer term shifts in climate) are also uncertain, and their impact on the economy is predicted to be more acute if carbon emissions are not reduced on a timely basis or to the requisite extent. The potential impact on the economy includes, but is not limited to, lower GDP growth, significant changes in asset prices and profitability of industries, higher unemployment and the prevailing level of interest rates.

UK and international regulators are actively seeking to develop new and existing regulations that are directly and indirectly focussed on climate change and the associated financial risks. Such new regulations are being developed in parallel with an increasing market focus on the risks associated with climate change. In October 2018, the Group's prudential regulator, the PRA, published a draft supervisory standard which sets forth an expectation that regulated entities adopt a Board-level strategic approach to managing and mitigating the financial risks of climate change and embed the management of them into their governance frameworks, subject to existing prudential regulatory supervisory tools (including stress testing and individual and systemic capital requirements). Climate risk is also subject to various legislative actions and proposals by, among others, the European Commission's Sustainable Finance initiative that focuses on incorporating climate risk into its financial policy frameworks, including proposals (e.g. through amendments to MiFID II) for institutional investors (including pension funds) to consider and disclose climate risk criteria as part of their investment decision, and also proposals to consider changes to RWA methodologies. Furthermore, credit ratings agencies are increasingly taking into account environmental, social and governance ('ESG') factors, including climate risk, as part of the credit ratings analysis, as are investors in their investment decisions.

If the Group does not adequately embed climate risk into its risk framework to appropriately measure, manage and disclose the various financial and physical risks it faces associated with climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group's  level of business growth, its competitiveness, profitability, prudential capital requirements, credit ratings, cost of funding, results of operation and financial condition.

Changes in foreign currency exchange rates may affect the Group's results and financial position.
The Group's foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the Group's foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transaction entity. The Group is required to issue instruments in foreign currencies that assist in meeting the Group's minimum requirements for own funds and eligible liabilities ('MREL'). The Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, can adversely affect the value of assets, liabilities (including the total amount of MREL eligible instruments), income, RWAs, capital base and expenses and the reported earnings of the Bank's UK and non-UK subsidiaries and may affect the Group's reported consolidated financial condition.

Decisions of major central banks (including by the Bank of England, the ECB and the US Federal Reserve) and political or market events (including Brexit), which are outside of the Group's control, may lead to sharp and sudden variations in foreign exchange rates.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the RBS Group.
In its November 2018 Autumn Budget, the UK Government announced its intention to continue the process of privatisation of RBSG and to carry out a programme of sales of RBSG ordinary shares with the objective of selling all of its remaining shares in RBSG by 2023-2024. On 5 June 2018, the UK Government (via HM Treasury and UK Government Investments Limited ('UKGI')) disposed of approximately 7.7% of its stake in RBSG. As at 31 December 2018, the UK Government held 62.3% of the issued ordinary share capital of RBSG. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs.

UKGI manages HM Treasury's shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Group) will continue to have their own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKGI's position as manager of this shareholding) means that HM Treasury or UKGI could exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's (including the Group's) capital strategy, dividend policy, remuneration policy or the conduct of the RBS Group's (including the Group's) operations, and HM Treasury's approach depends on government policy, which could change, including as a result of a general election. The exertion of such influence over RBS Group could in turn have an adverse effect on the governance or business strategy of the Group.

Financial resilience risk
The Group may not meet targets nor generate sustainable returns.
As part of the RBS Group's strategy, the Group has principally become a UK-focussed domestic banking group and is included in a number of financial, capital and operational targets for the RBS Group including in respect of: cost:income ratios, cost reductions leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets.

The Group's ability to meet the RBS Group and the Group's respective targets and to successfully meet its strategy are subject to various internal and external factors and risks. These include, but are not limited to, market, regulatory, economic and political factors, developments relating to litigation, governmental actions, investigations and regulatory matters, and operational risks and risks relating to the Group's business model and strategy (including emerging risks associated with environmental, social and governance issues). A number of factors may impact the Bank's ability to maintain its current CET1 ratio, including impairments, limited organic capital generation or unanticipated increases in RWAs. In addition, the run-down of RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated.

The Group's ability to meet its respective cost:income ratio targets and the planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the Group's long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

There is no certainty that the RBS Group's strategy will be successfully executed, that the Group will meet its targets and expectations, or that the Group will be a viable, competitive or profitable banking business.

The Group has significant exposure to counterparty and borrower risk.
The Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group's businesses. The Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality under SICR ('significant increases in credit risk') rules such that it moves to Stage 2 for impairment calculation purposes. The Group's lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, or fail to adequately value physical or financial collateral, which may result in an increase in default rates for loans, which may, in turn, impact the Group's profitability. See 'Capital and risk management - Credit Risk'.

The credit quality of the Group's borrowers and other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact the Group's ability to enforce contractual security rights. See also, 'The Group faces increased political and economic risks and uncertainty in the UK and global markets'. In particular, developments relating to Brexit or the consequences thereof, may adversely impact credit quality in the UK, and the resulting negative economic outlook could drive an increased level of credit impairments reflecting the more forward-looking nature of IFRS 9.

Within the UK, the level of household indebtedness remains high although the pace of credit growth has slowed during 2018. The ability of such households to service their debts could be challenged by a period of high unemployment or increased interest rates. In particular, the Group may be affected by volatility in property prices both in the residential and commercial sectors (including as a result of Brexit) given that the Group's mortgage loan portfolio as at 31 December 2018, amounted to £124 billion, representing 59% of the Group's customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates consequently increase. In addition, the Group's credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships among these financial institutions. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis. See also, 'The Group may not be able to adequately access sources of liquidity and funding'.

As a result, borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The market for UK financial services is highly competitive, and the Group expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede the Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the UK initiative on Open Banking and other remedies imposed by the Competition and Markets Authority ('CMA') which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under the RBS Group's Alternative Remedies Package. See also, 'The cost of implementing the Alternative Remedies Package could be more onerous than anticipated'.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive for example Bό, Mettle, Esme, FreeAgent, APtimise and Path, some of the Group's recent fintech ventures. The Group's ability to develop digital solutions that comply with related regulatory changes has become increasingly important to retaining and growing the Group's customer business in the UK. There can be no certainty that the Group's innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group's current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

Furthermore, the Group's competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given the Group's focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group's offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on the Group's ability to produce underlying high quality data, failing which its ability to offer innovative products may be compromised.

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth. In this context, the Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into the Group's current solutions or does not deliver expected cost savings. The investment in automated processes will likely also result in increased short-term costs for the Group.

In addition, recent and future disposals and restructurings by the Group, cost-cutting measures, as well as employee remuneration constraints, may also have an impact on the Group's ability to compete effectively and intensified competition from incumbents, challengers and new entrants in the Group's core markets could affect the Group's ability to maintain satisfactory returns. Furthermore, continued consolidation in certain sectors of the financial services industry could result in the Group's remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors.

The Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger certain management actions or recovery options.
The RBS Group and the Bank (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate financial resources. Adequate capital also gives the RBS Group (including the Group) financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in their core UK and European markets.

As at 31 December 2018, the Bank's CET1 ratio was 17.4%. The RBS Group currently targets to maintain its CET1 ratio at circa 14% in the medium term. The RBS Group's target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management's and/or the PRA's views on appropriate buffers above minimum operating levels.

The RBS Group's current capital strategy for the Bank is based on: the expected accumulation of additional capital through the accrual of profits over time; the planned reduction of its RWAs through disposals and natural attrition; and other capital management initiatives which focus on improving capital efficiency through improved data and upstreaming of dividends from the Bank to RBSG.

A number of factors may impact the Group's ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:

●  a depletion of its capital resources through increased costs or liabilities, reduced profits or losses (including as a result of extreme one-off incidents such as cyber, fraud or conduct issues) or, sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments, changes in accounting policy, accounting charges or foreign exchange movements;
●  a failure to reduce RWAs in accordance
●  within the timeline contemplated by the RBS Group's capital plan;
●  an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes; and
●  changes in prudential regulatory requirements including the Bank's Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers, as well as any applicable scalars.

In addition to regulatory capital, the Bank is required to maintain a set quantum of internal MREL set as a percentage of its RWAs, which comprises loss-absorbing senior funding and regulatory capital instruments internally issued up to RBSG. The Bank of England has identified single point-of-entry as the preferred resolution strategy for RBS Group. As a result, RBSG is the only RBS Group entity that is able to externally issue securities that count towards the RBS Group's MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities, including the Bank, as required.  The inability of the Group to reduce its RWAs in line with assumptions in its funding plans could result in an increase of its internal MREL requirements.

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focussed on risk reduction and mitigation) that the Group could take to manage its capital levels, which may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Framework ('BRRD'), as implemented in the UK, a breach of the Group's applicable capital or leverage requirements may trigger the application of the RBS Group's recovery plan to remediate a deficient capital position. The RBS Group's regulator may request that the Group carry out certain capital management actions or, if the RBS Group's CET1 ratio falls below 7%, certain regulatory capital instruments issued by the RBS Group will be written-down or converted into equity and there may be an issue of additional equity by the RBS Group, which could result in the dilution of the RBS Group's existing shareholders. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on acceptable terms or at all. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. Such actions may, in turn, affect, among other things, the Group's product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may affect the underlying profitability of the Group and future growth potential. See also, 'The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the Group's Eligible Liabilities'.

The Group may not be able to adequately access sources of liquidity and funding.
The Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2018, the Group held £255 billion in deposits and the level of deposits may fluctuate due to factors outside the Group's control, such as a loss of confidence (including in other RBS Group entities), increasing competitive pressures for retail customer deposits or the reduction or cessation of deposits by foreign wholesale depositors, which could result in a significant outflow of deposits within a short period of time. See also, 'The Group has significant exposure to counterparty and borrower risk'. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, materially affect the Group's ability to satisfy its liquidity needs.

If the Group's liquidity position were to come under stress, and if the Group is unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. The Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments. In a time of reduced liquidity, the Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect the Group's results.

The Group is reliant on the RBS Group for capital and funding support, and is substantially reliant on RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the Group.
The Group receives capital and funding support from RBS Group. The Group will be required to issue instruments that are compliant with MREL as set forth by the Bank of England. As RBSG is the only entity that is able to issue securities that count towards the Group's MREL requirements, the Group's ability to meet its internal MREL requirements is substantially reliant on RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the Group. If RBSG is unable to issue adequate levels of MREL securities such that it is unable to downstream sufficient amounts to the Group, this could lead to a failure of the Group to meet its own individual internal MREL requirements as well as the internal MREL requirements of subsidiaries within the Group. See also, 'The Group may not meet the prudential regulatory requirements for capital or manage its capital effectively, which could trigger certain management actions or recovery options'.

Any reduction in the credit rating assigned to RBSG, any of its subsidiaries (including the Bank or other Group subsidiaries) or any of their respective debt securities could adversely affect the availability of funding for the Group, reduce its liquidity position and increase the cost of funding.
Rating agencies regularly review the RBS Group entity credit ratings, including those of RBSG, the Bank and NWM Plc, which could be negatively affected by a number of factors, including political and regulatory developments, changes in rating methodologies, changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors, a challenging macroeconomic environment, the impact of Brexit, a potential second Scottish independence referendum, further reductions of the UK's sovereign credit rating, market uncertainty and the inability of the Group to produce sustained profits.

Any reductions in the long-term or short-term credit ratings of RBSG or the Bank, including in particular downgrades below investment grade, may affect the Group's access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect the Group's cost of funding, its access to capital markets and could limit the range of counterparties willing to enter into transactions with the Group and therefore also adversely impact its competitive position.

The Group may be adversely affected if the RBS Group fails to meet the requirements of regulatory stress tests.
The RBS Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to RBSG, NWM NV and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by the RBS Group to meet the quantitative and qualitative requirements of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group's regulators requiring the RBS Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence.

The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of the Group's business, strategy and capital requirements, the Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate the RBS Group's mandated stress testing). In addition, the Group utilises models for valuation, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. The Group's models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

Such models are inherently designed to be predictive in nature. Failure of these models, including due to errors in model design or inputs, to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, to capture risks and exposures at the subsidiary level, to be updated in line with the RBS Group's or the Group's current business model or operations, or findings of deficiencies by the RBS Group's (and in particular, the Group's) regulators (including as part of the RBS Group's mandated stress testing) may result in increased capital requirements or require management action. The Group may also face adverse consequences as a result of actions by management based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

The Group's financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. Due to the inherent uncertainty in making estimates (particularly those involving the use of complex models), future results may differ from those estimates. Estimates, judgements, assumptions and models take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group's results and financial position, based upon materiality and significant judgements and estimates, which include loan impairment provisions, are set out in 'Critical accounting policies and key sources of estimation uncertainty' on page 81. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by the Group are discussed in 'Accounting developments' on page 81.

Changes in accounting standards may materially impact the Group's financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In January 2018, a new accounting standard for financial instruments (IFRS 9) became effective, which introduced impairment based on expected credit losses, rather than the incurred loss model previously applied under IAS 39. The Group expects IFRS 9 to create earnings and capital volatility and the Group took a £60 million impairment charge at 31 December 2018, reflecting the more uncertain economic outlook.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

The Group will adopt IFRS 16 Leases with effect from 1 January 2019 as disclosed in the Accounting policies. This is expected to increase Other assets by £0.9 billion and Other liabilities by £1.5 billion. While adoption of this standard has no effect on the Group's cash flows, it will impact financial ratios which may influence investors' perception of the financial condition of the Group.

The RBS Group (including the Group) may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of the Group's Eligible Liabilities.
The Banking Act 2009, as amended ('Banking Act'), implements the BRRD in the UK and creates a special resolution regime ('SRR'). Under the SRR, HM Treasury, the Bank of England and the PRA and FCA (together 'Authorities') are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist under the current SRR: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor's assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity's equity, capital instruments and liabilities ('Eligible Liabilities'); and (v) temporary public ownership of the relevant entity.  These tools may be applied to RBSG as the parent company or to the Group, as an affiliate, where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, the SRR provides for modified insolvency and administration procedures for relevant entities, and confers ancillary powers on the Authorities, including the power to modify or override certain contractual arrangements in certain circumstances. The Authorities are also empowered by order to amend the law for the purpose of enabling the powers under the SRR to be used effectively. Such orders may promulgate provisions with retrospective applicability.

Under the Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the 'no creditor worse off' safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used; holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise the powers granted to them under the Banking Act. In addition, the determination that ordinary shares, securities and other obligations issued by RBS Group  (including the Group) may be subject to write-down, conversion or 'bail-in' (as applicable) is unpredictable and may depend on factors outside of the Group's control. Moreover, the relevant provisions of the Banking Act remain untested in practice. However, if the Group (or any other RBS Group entity) is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of the Group's securities that fall within the scope of 'bail-in' powers. This may result in various actions being undertaken in relation to the Group and any securities of the Group, including the write-down of certain of the Group's Eligible Liabilities which would adversely affect the financial results, condition and prospects of the Group.

Legal, regulatory and conduct risk
The Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.
The Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks. The Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focussed on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Among others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of 'investment services and activities', and increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.  This has resulted in the Group facing greater regulation and scrutiny in the UK and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. In particular, the Group is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime (See also, 'The Group, including the Bank, is required to comply with regulatory requirements in respect of the implementation of the UK ring-fencing regime') and to ensure operational continuity in resolution; the steps required to ensure such compliance entail significant costs, and also impose significant operational, legal and execution risk. Serious consequences could arise should the Group be found to be non-compliant with such regulatory requirements. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Any of these developments (including any failure to comply with new rules and regulations) could have a significant impact on the Group's authorisations and licenses, the products and services that the Group may offer, its reputation and the value of its assets, the Group's operations or legal entity structure, and the manner in which the Group conducts its business. Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:
●  general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the markets in which the Group operates;
●  amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the Group as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level;
●  changes to the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, the BRRD, MREL or by the Financial Stability Board's ('FSB') recommendations on total loss-absorbing capacity ('TLAC');
●  additional rules and regulatory initiatives and review relating to customer protection and resolution of disputes and complaints, including increased focus by regulators (including the Financial Ombudsman Service) on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;
●  rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
●  the imposition of additional restrictions on the Group's ability to compensate its
●  senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;
●  rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●  changes to corporate governance practice and disclosure requirements, senior manager responsibility, corporate structures and conduct of business rules;
●  financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds;
●  increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and
●  developments relating to the UK initiative on Open Banking and the European directive on payment services;
●  new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR;
●  the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
●  laws and regulations in respect of climate change and sustainable finance (including ESG) considerations; and
●  other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may adversely affect the Group's business and results. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of legal, regulatory and governmental actions and investigations including conduct-related reviews and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.
The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. The Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the UK, the US and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the Group's view, the most significant legal and regulatory actions to which the Group is currently exposed. However, the Group is also subject to a number of ongoing reviews, investigations and litigation proceedings relating to, among other matters, the setting of benchmark rates such as LIBOR and related derivatives trading, product mis-selling, customer mistreatment, anti-money laundering, antitrust and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation, and the Group's expectations for resolution may change.

In particular, the Group has for a number of years been involved in conduct-related reviews and redress projects, including a review of certain historic customer connections in its former Global Restructuring Group (GRG), management of claims arising from historic sales of payment protection insurance. In relation to the GRG review, the Group established a complaints process in November 2016, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and, with the exception of a small cohort of potential complainants for whom there is an extended deadline, on 31 December 2018 for new complaints in the Republic of Ireland. An additional provision of £50 million was taken in Q4 2018, reflecting greater than predicted complaints volumes in the week leading up to the closure of the complaints process. In addition, the Group continues to handle claims in relation to historic sales of payment protection insurance and took additional provisions of £125 million in Q3 2018, reflecting increased complaint volumes as the complaint deadline of 31 August 2019 approaches. See 'Litigation, investigations and reviews' of Note 29 on the consolidated  for details of these matters. The Group has dedicated resources in place to manage claims and complaints relating to the above and other conduct-related matters. Provisions taken in respect of such matters include the costs involved in administering the various complaints processes. Any failure to administer such processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on the Group's operations, additional supervision by the Group's regulators, and loss of investor confidence.

Adverse outcomes or resolution of current or future legal or regulatory actions, including conduct-related reviews or redress projects, could result in restrictions or limitations on the Group's operations, and could adversely impact the Group's capital position or its ability to meet regulatory capital adequacy requirements. Failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving a transition from the use of interbank offer rates (IBOR's), including LIBOR, to alternative risk free rates (RFRs). In the UK, the FCA has asserted that they will not compel LIBOR submissions beyond 2021, thereby jeopardising its continued availability, and have strongly urged market participants to transition to RFRs, as the CFTC and other regulators in the United States. The Group has significant exposure to IBORs primarily on its commercial lending and legacy securities. Until there is market acceptance on the form of alternative RFRs for different products, the legal mechanisms to effect transition cannot be confirmed, and the impact cannot be determined nor any associated costs accounted for. The transition and uncertainties around the timing and manner of transition to RFRs represent a number of risks for the Group, its customers and the financial services industry more widely. These include risks related to: legal risks (as changes may be required to documentation for new or existing transactions); financial risks (which may arise from any changes in valuation of financial instruments linked to benchmarks rates and may impact the Group's cost of funds and its risk management related financial models); pricing risks (such as changes to benchmark rates could impact pricing mechanisms on certain instruments); operational risks (due to the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes); and conduct risks (which may relate to communication regarding the potential impact on customers, and engagement with customers during the transition period).

It is therefore currently difficult to determine to what extent the changes will affect the Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR or EURIBOR may adversely affect financial instruments using LIBOR or EURIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of such financial instruments and could have an adverse effect on the value of, return on and trading market for such financial instruments.

The Group operates in markets that are subject to intense scrutiny by the competition authorities.
There is significant oversight by competition authorities of the markets which the Group operates in. The competitive landscape for banks and other financial institutions in the UK and the rest of Europe is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA's Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account ('PCA') and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on the RBS Group and the Group and could, in aggregate, adversely impact the Group's competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the Group operates or result in restrictions on mergers and consolidations within the financial sector.

The cost of implementing the Alternative Remedies Package could be more onerous than anticipated.
In connection with the implementation of the Alternative Remedies Package (regarding the business previously described as Williams & Glyn), an independent body ('Independent Body') has been established to administer the Alternative Remedies Package. The implementation of the Alternative Remedies Package has involved costs for the Group, including but not limited to the funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the incentivised switching scheme, both being administered by the Independent Body. Implementation of the Alternative Remedies Package may involve additional costs for the Group and may also divert resources from the Group's operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body may require the Group to modify certain aspects of the Group's execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body has the ability to extend the duration of the scheme by up to twelve months, impose penalties of up to £50 million, and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group's business.

As a direct consequence of the incentivised switching scheme (which comprises part of the Alternative Remedies Package), the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group's business and associated revenues and margins. Furthermore, the capability and innovation fund (which also comprises part of the Alternative Remedies Package) is intended to benefit eligible competitors and negatively impact the Group's competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may impact customer service quality for the Group's own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage to the Group if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the Group's operations, additional supervision by the Group's regulators, and loss of investor confidence.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £1.4 billion as at 31 December 2018. Changes to the treatment of certain deferred tax assets may impact the Group's capital position. In addition, the Group's interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 February 2019

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary